April 21, 2005
Walnut Creek, CA . . .

Contact: James L. Ryan
Bank of Walnut Creek
(925) 932-5353 Ext. 200

BWC FINANCIAL CORP. ANNOUNCES FIRST QUARTER 2005 EARNINGS

James L. Ryan, Chief Executive Officer and Chairman of the Board of BWC Financial Corp. and its subsidiaries Bank of Walnut Creek and BWC Mortgage Services, announced First Quarter 2005 income of $1,680,000 or $0.39 diluted earnings per share, compared to First Quarter 2004 income of $1,074,000 or $0.25 diluted earnings per share.

Earnings for First Quarter 2005 represent a return on average assets (ROA) of 1.40 % and return on average equity (ROE) of 14.33 %, compared to a .94% ROA and 9.49% ROE for the same period last year. Total assets of the Corporation at March 31, 2005 were $521,715,000 compared to total assets of $502,801,000 at the end of the First Quarter 2004.

Additional details may be found in the Summary of Consolidated Financial Results for First Quarter 2005:

Selected Financial Data - Summary:

The following table provides certain selected consolidated financial data as of and for the three
month periods ended March 31, 2005 and 2004.

SUMMARY INCOME STATEMENT		Quarter Ended March 31,	
(Unaudited in thousands except share data)		2005	2004
Interest Income (not taxable equivalent)	$	8,020 $	6,818
Interest Expense		1,512	1,108
Net Interest Income		6,508	5,710
Allowance for Credit Losses		-	450
Net Interest Income after allowance for credit losses		6,508	5,260
Non-interest Income		3,402	3,451
Non-interest Expenses		7,015	6,772
Minority Interest		104	187
Income before income taxes		2,791	1,752
Provision for income taxes		1,111	678
Net Income	$	1,680 $	1,074

Per share:

(Share and share equivalents have been adjusted for the stock dividend granted in December 2004)			
Net Income - basic	$	0.40 $	0.25
Net Income - diluted	$	0.39 $	0.25
Weighted avg. shares used in Basic E.P.S calculation		4,228,838	4,293,293
Weighted avg. shares used in Diluted E.P.S calculation		4,284,146	4,329,236
Cash dividends	$	0.08 $	0.06
Book value at period-end	$	11.41 $	10.65
Ending Shares		4,224,705	4,293,293

Selected Financial Data – Summary (continued):

Financial Ratios:	2005	2004
Return on Average Assets	1.40%	0.94%
Return on Average Equity	14.33%	9.49%
Net Interest Margin (taxable equivalent yield)	5.59%	5.22%
Net loan losses (recoveries) to avg. loans	(0.00)	(0.03)
Efficiency Ratio (Bank only)	59.29%	65.02%

SUMMARY BALANCE SHEET

In thousands

Assets:	2005	2004
Cash and Equivalents	$ 52,268	$ 45,368
Investments	66,250	74,558
Loans	385,377	356,696
Allowance for Credit Losses	(7,694)	(7,251)
BWC Mortgage Services		
Loans-Held-for-Sale	10,899	20,185
Other Assets	14,615	13,245
Total Assets	$ 521,715	$ 502,801
Deposits	$ 408,926	$ 401,102
FHLB Borrowings	49,778	32,141
BWC Mortgage Services Borrowings	10,695	20,155
Other Liabilities	4,114	3,665
Total Liabilities	473,513	457,063
Equity	48,202	45,738
Total Liabilities and Equity	$ 521,715	$ 502,801

Founded in 1980 and celebrating its 25th Anniversary Year in 2005, Bank of Walnut Creek's headquarters and main office are at 1400 Civic Drive, Walnut Creek. Additional branch offices are in Orinda, San Ramon, Danville, Pleasanton, and Livermore, with a regional commercial banking office in San Jose. BWC Mortgage Services, with headquarters at 3130 Crow Canyon Place in San Ramon, has mortgage consultants in each of the Bank's branch offices and additional offices in Tahoe City, Reno, Concord, Manteca, Redding and Las Vegas.

NASDAQ: BWCF
www.bowc.com

This press release contains forward-looking statements with respect to the financial condition, results of operation and business of Bank A. These include statements that relate to or are dependent on estimates or assumptions relating to the prospects of continued loan and deposit growth, improved credit quality, the operating characteristics of the Company's income tax refund programs and the economic conditions within its markets. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the Company's control. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) increased competitive pressure among financial services companies; (2) changes in the interest rate environment reducing interest margins or increasing interest rate risk; (3) deterioration in general economic conditions, internationally, nationally or in the State of California; (4) the occurrence of future terrorist acts or impact of military actions;and (5) legislative or regulatory changes adversely affecting the business in which Bank A engages. Forward-looking statements speak only as of the date they are made, and Bank A does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made. 4/21/05